UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

RUBIO’S RESTAURANTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

78116B102

(CUSIP Number)

May 26, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78116B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rosewood Capital, L.P. 94-3195569

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,526,812

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,526,812

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,526,812

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.21%*

12.	Type of Reporting Person (See Instructions) PN

* The calculation is based on a total of 9,420,039 share of the Issuer’s common stock outstanding as of November 7, 2005, as reported in the Issuer’s Form 10-Q filed on November 9, 2005.

CUSIP No. 78116B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rosewood Capital Associates, L.L.C. 94-3192044

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,526,812*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,526,812*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,526,812*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.21%**

12.	Type of Reporting Person (See Instructions) OO

*  Rosewood Capital, L.P. (“Rosewood Capital”) holds 1,526,812 shares of common stock.  Rosewood Capital Associates, L.L.C. is the general partner of Rosewood Capital.

** The calculation is based on a total of 9,420,039 share of the Issuer’s common stock outstanding as of November 7, 2005, as reported in the Issuer’s Form 10-Q filed on November 9, 2005.

CUSIP No. 78116B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Byron K. Adams Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,526,812*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,526,812*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,526,812*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.21%**

12.	Type of Reporting Person (See Instructions) IN

*  Rosewood Capital, L.P. (“Rosewood Capital”) holds 1,526,812 shares of common stock. Byron K. Adams Jr. is a managing member of Rosewood Capital Associates, L.L.C., the general partner of Rosewood Capital, and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

** The calculation is based on a total of 9,420,039 share of the Issuer’s common stock outstanding as of November 7, 2005, as reported in the Issuer’s Form 10-Q filed on November 9, 2005.

CUSIP No. 78116B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kyle A. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 35,000

	6.	Shared Voting Power 1,526,812*

	7.	Sole Dispositive Power 35,000

	8.	Shared Dispositive Power 1,561,812*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,561,812*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.57%**

12.	Type of Reporting Person (See Instructions) IN

*  Rosewood Capital, L.P. (“Rosewood Capital”) holds 1,526,812 shares of common stock and Kyle A. Anderson holds options to purchase 35,000 shares of common stock. Kyle A. Anderson is a managing member of Rosewood Capital Associates, L.L.C., the general partner of Rosewood Capital, and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

** The calculation is based on a total of 9,420,039 share of the Issuer’s common stock outstanding as of November 7, 2005, as reported in the Issuer’s Form 10-Q filed on November 9, 2005.

Explanatory Note

This Amendment No. 1 to Schedule 13G is being filed by the Reporting Persons to clarify that Rosewood Capital, L.P. (“Rosewood Capital”) holds 1,526,812 shares of common stock, Rosewood Capital Associates, L.L.C. is the general partner of Rosewood Capital, and Byron K. Adams Jr. and Kyle A. Anderson are the managing members of Rosewood Capital Associates, L.L.C.  The number of shares beneficially owned by Rosewood Capital remains unchanged from the filing of the original Schedule 13G to which this amendment relates.

Item 1.
	(a)	Name of Issuer Rubio’s Restaurants, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1902 Wright Place, Suite 300, Carlsbad, CA 92008.

Item 2.
	(a)	Name of Person Filing Rosewood Capital, L.P., Rosewood Capital Associates, L.L.C., Byron K. Adams Jr. and Kyle A. Anderson
	(b)	Address of Principal Business Office or, if none, Residence One Maritime Plaza #1401, San Francisco, CA 94111
	(c)	Citizenship See the responses to Item 4 on the attached cover pages.
	(d)	Title of Class of Securities Common stock, $0.001 par value per share
	(e)	CUSIP Number 78116B102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[remainder of page intentionally blank]

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 16, 2006

ROSEWOOD CAPITAL, L.P.

By:	Rosewood Capital Associates, L.L.C.
Its:	General Partner

By	/s/ Kevin Reilly
Name: Kevin Reilly
Title: Managing Member

ROSEWOOD CAPITAL ASSOCIATES, L.L.C.

By	/s/ Kevin Reilly
Name: Kevin Reilly
Title: Managing Member

BYRON K. ADAMS JR.

/s/ Byron K. Adams Jr.

KYLE A. ANDERSON

/s/ Kyle A. Anderson

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us, and that this Agreement be included as an exhibit to such statement.

DATED: March 16, 2006

ROSEWOOD CAPITAL, L.P.

By:	Rosewood Capital Associates, L.L.C.
Its:	General Partner

By	/s/ Kevin Reilly
Name: Kevin Reilly
Title: Managing Member

ROSEWOOD CAPITAL ASSOCIATES, L.L.C.

By	/s/ Kevin Reilly
Name: Kevin Reilly
Title: Managing Member

BYRON K. ADAMS JR.

/s/ Byron K. Adams Jr.

KYLE A. ANDERSON

/s/ Kyle A. Anderson